Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

JoyJam, Inc.
320 W. Lanier Ave, Suite 200
Fayetteville, GA 30214
www.joyjam.com

Up to $1,235,000.00 in Class B Non-voting Common Stock at $2.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: JoyJam, Inc.
Address: 320 W. Lanier Ave, Suite 200, Fayetteville, GA 30214
State of Incorporation: DE
Date Incorporated: May 07, 2024

Terms:

Equity

Offering Minimum: $124,000.00 | 62,000 shares of Class B Non-voting Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Class B Non-voting Common Stock
Type of Security Offered: Class B Non-voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $200.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 3 weeks and receive 5% bonus shares

Early Bird 2: Invest $10,000+ within the first 3 weeks and receive 10% bonus shares

Early Bird 3: Invest $50,000+ within the first 3 weeks and receive 15% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 4% bonus shares

Tier 2: Invest $10,000+ and receive 8% bonus shares

Tier 3: Invest $50,000+ and receive 12% bonus shares

The 10% StartEngine Venture Club Bonus

JoyJam, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The Company and its Business

Company Overview

Company Overview

JoyJam is an innovative music media company that merges a music-centric social platform with live events to empower music creators and deepen fan connections.

This social + live model supports music creators at every stage of their career—offering greater visibility, direct-to-fan monetization, and authentic community-driven engagement. Fans can actively support, discover, and influence the music they love through immersive digital and in-person experiences.

JoyJam is shaping the future of music creator empowerment and fan-driven music experiences.

Business Model

By combining a feature-rich mobile app with live events, JoyJam provides fans with curated, personalized music experiences across diverse genres, free from the limitations of algorithm-driven platforms. Fans can discover and support fresh, emerging talent often suppressed by traditional systems, while live events enhance artist-fan connections, generate additional revenue, and expand creators' reach.

JoyJam's holistic approach addresses key industry challenges such as the lack of visibility caused by opaque algorithms, the absence of platforms dedicated solely to independent artists, and the financial hardships stemming from low streaming payouts. With revenue streams that include subscriptions, advertising, sponsorships, and event-related income, JoyJam ensures a sustainable model.

Competitors and Industry

Competitors

JoyJam operates in a competitive landscape with platforms like Spotify, SoundCloud, and Bandcamp, which are widely used by independent music creators to share and monetize their music. However, these platforms primarily function as streaming services, often relying on algorithms that limit visibility for new or lesser-known creators. Social media giants like Instagram, TikTok, and YouTube also compete by offering spaces for music promotion but are not tailored to the unique needs of the music creator, as they lack features dedicated to creator support and direct fan engagement.

JoyJam blends a music-centric social media platform with live events, supporting music creators and offering fans diverse entertainment experiences.

This hybrid approach (social + live) makes JoyJam a true music media company, not just another app.

Industry

The music industry has evolved, and so has the definition of success. Independent music creators, making up 95% of the market, no longer rely on traditional record deals to build their careers. Instead, they seek platforms to showcase their talent, engage with and excite fans, promote and monetize their brands, and cultivate their ideal fanbase. With projections of over 198 million music creators by 2030, the market is expanding. Our vision, which is backed by independent research, focuses on empowering these creators with the tools they need to succeed.

Current Stage and Roadmap

Current Stage

JoyJam's music app entered beta testing in January 2025, beginning with a closed Phase 1 beta focused on onboarding early users from close industry connections, artists, and team members. This initial phase aimed to test core functionalities, gather early feedback, and ensure a smooth user experience before expanding access.

Phase 2 of the beta, estimated for March 2025, will introduce monetization features and broader user access, enabling creators to unlock new revenue streams through subscriptions, pay-per-view, and exclusive content. This phase will also introduce early-stage analytics tools, allowing creators to track performance, engagement, and audience insights.

The beta testing process is designed to refine features, optimize user experience, and ensure JoyJam delivers a seamless, creator-first platform ahead of its full-scale launch.

Current Roadmap

JoyJam's 2025 roadmap is focused on expanding opportunities for creators to showcase their talent, grow their audience, and increase monetization. Upcoming features include Top Creators and Top Content leaderboards, designed to highlight and reward the most engaged with creators and content on the platform. Contests will provide creators with new ways to gain exposure and compete for prizes, while creator sponsorships will open doors for brand partnerships and financial support. Additionally, merch sales integration will allow creators to sell directly to fans, creating another revenue stream within the app. These initiatives reinforce JoyJam's mission to empower music creators and deepen fan engagement through innovative, music-first experiences.

The Team

Officers and Directors

Name: Howard H Conyack Jr

Howard H Conyack Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Principal Accounting Officer
Dates of Service: May, 2024 - Present
Responsibilities: Provide overall strategic direction and leadership by making major corporate decisions, managing operations, driving the execution of short- and long-term strategies to achieve financial and operational goals, and representing the company publicly in media, investor relations, and strategic partnerships

- Position: Chairman of the Board/Director
Dates of Service: May, 2024 - Present
Responsibilities: Oversee the company's management and governance, providing strategic guidance, and protecting the interests of shareholders

Other business experience in the past three years:

- Employer: FloSpine, LLC
Title: Board Member
Dates of Service: March, 2023 - June, 2024
Responsibilities: Assisted management with capital raise, introductions to angel investors and business strategy

Other business experience in the past three years:

- Employer: Healthvanta
Title: Board Member, Investor
Dates of Service: January, 2023 - Present
Responsibilities: Help with product and business strategy, business connections.

Name: Howard H Conyack III

Howard H Conyack III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President
Dates of Service: May, 2024 - Present
Responsibilities: Oversee the development and management of a company's product strategy, ensuring alignment with business goals, driving product innovation and vision, and leading product teams to deliver high-quality, market-driven products

- Position: Director
Dates of Service: May, 2024 - Present
Responsibilities: Oversee the company's management and governance, providing strategic guidance, and protecting the interests of shareholders

- Position: Founder
Dates of Service: May, 2024 - Present
Responsibilities: Howie is the founder of JoyJam.

Name: Allen Pollack

Allen Pollack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
Dates of Service: December, 2024 - Present
Responsibilities: Provide overall technology vision and strategy, overseeing the development and implementation of technological solutions, driving innovation, ensuring the security and scalability of technology systems, and aligning

tech initiatives with business objectives

- Position: Director
Dates of Service: December, 2024 - Present
Responsibilities: Oversee the company's management and governance, providing strategic guidance, and protecting the interests of shareholders

Other business experience in the past three years:

- Employer: OpenClose
Title: Chief Innovation Officer
Dates of Service: July, 2019 - June, 2023
Responsibilities: Provided product strategy and innovation, aligned with market needs, revenue growth, and customer & third party relationships

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current

corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Non Voting Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational JOYJAM App or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our JOYJAM App. Delays or cost overruns in the development of our JOYJAM App and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class B Non Voting Common that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Non Voting Common we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
JOYJAM, INC. was formed on May 7, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. JOYJAM, INC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the JOYJAM App is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our

trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Risk Related to Licensing of Copyrighted Materials
Our business model relies heavily on the use of copyrighted music and other creative works. To legally use these materials on our platform, we must secure appropriate licenses from music creators, copyright owners, and their representatives. Obtaining these licenses may be time-consuming, complex and costly. Furthermore, there is no guarantee that we will be able to obtain all necessary licenses on terms acceptable to us, or at all. If we fail to secure the required licenses, we may be exposed to significant legal risks, including claims of copyright infringement, which could result in substantial damages,

injunctions and legal fees. Any such claims or litigation, whether successful or not, could have a material adverse effect on our financial condition, operations and reputation. Additionally, changes in copyright laws, licensing practices or industry standards could increase the costs of compliance or impose new obligations on us, further impacting or ability to operate effectively. These risks could hinder our ability to achieve profitability and deliver value to our investors.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Howard H Conyack Jr	4,500,000	Class A Voting Common Stock	35.97%
Howard H Conyack III	4,500,000	Class A Voting Common Stock	35.97%

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Non-voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Class B Non-voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 20,000,000 with a total of 10,010,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-voting Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-voting Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Class B Non Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Currently, JoyJam has sufficient resources on hand to complete the development and launch of its app. To the extent a successful capital raise is not consummated, however, the Company intends to implement a conservative financial strategy. Specifically, the Company will refrain from initiating marketing campaigns, hiring employees, or paying executive salaries. While we expect this approach will lead to the successful launch of our platform, the Company will require additional funding to efficiently scale operations, including securing costly but essential music licensing agreements. The business's focus will remain centered on maximizing limited resources to achieve initial milestones, all while preparing to expand capabilities as additional funding becomes available.

Foreseeable major expenses based on projections:

We project five major categories of expenses that have been modeled in the financial proforma, including: Technology infrastructure, Employee Expense, Marketing, Legal, and Music Licensing.

Technology infrastructure is expected to be minimal to launch the app. It will increase concomitantly with user growth. In other words, as user growth occurs, revenue will increase proportionately.

Employee expenses are zero at the moment. This will only increase based on user adoption to support the growth.

Marketing is expected to be robust and aggressive and can be adjusted quickly based on results. Marketing includes creative costs & strategy, paid advertising including social media ads and paid influencers, and events.

Legal pertains to professional fees associated with the negotiation and procurement of required music license agreements as well as general corporate matters.

Music Licensing requires payments to major publishers and Performance Rights Organizations (PROs).

Future operational challenges:

Some future operational challenges include negotiating and obtaining music licenses, facing unexpected competition from established social media platforms, and adapting to changes in regulatory requirements.

Future challenges related to capital resources:

Some future challenges related to capital resources include the ability to secure future financing rounds to support expected growth and the ability to finance and sustain infrastructure expansion.

Future milestones and events:

Potential lawsuits regarding licensing rights could significantly impact the company financially or otherwise.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has $110,000 in cash on hand. Additionally, the company has access to a credit card with a limit of $38,500.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

As previously mentioned, the company has sufficient resources on hand to develop and launch the JoyJam app. However, without the successful completion of the contemplated capital raise, the company may not have the financial ability to continue its operations long-term.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign are necessary for the continued viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the minimum funding goal is reached, the company will scale down operational expenses to continue business operations for approximately six months. This estimate is based on adjusted cost projections for a reduced level of activity.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company reaches its maximum funding goal, it will be able to operate on a positive cash flow basis. This projection assumes that the company's financial assumptions and operating model prove accurate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes, the company is exploring potential future sources of capital, which may include venture capital investments, private equity funding, or contributions from angel investors.

Indebtedness

- Creditor: Howard Conyack Jr.
  Amount Owed: $50,000.00
  Interest Rate: 7.0%
  The company entered into a loan agreement with Howard Conyack Jr, CEO, on December 23, 2024. The original note amount was $50,000 at an interest rate of 7% per annum. Payment is to be made in full on demand unless mutually agreed in writing by both parties. The balance of the loan on December 31, 2024, is $50,000.

- Creditor: Howard Conyack III
  Amount Owed: $50,000.00
  Interest Rate: 7.0%
  The company entered into a loan agreement with Howard Conyack III, Founder, on December 23, 2024. The original note amount was $50,000 at an interest rate of 7% per annum. Payment is to be made in full on demand unless mutually agreed in writing by both parties. The balance of the loan on December 31, 2024, is $50,000.

Related Party Transactions

- Name of Person: Howard Conyack Jr.
  Relationship to Company: Chief Executive Officer, Chairman of the Board/Director
  Nature / amount of interest in the transaction: $50,000
  Material Terms: The company entered into a loan agreement with Howard Conyack Jr, CEO, on December 23, 2024. The original note amount was $50,000 at an interest rate of 7% per annum. Payment is to be made in full on demand unless mutually agreed in writing by both parties. The balance of the loan on December 31, 2024, is $50,000.

- Name of Person: Howard Conyack III
  Relationship to Company: Chief Product Officer, Director, Founder
  Nature / amount of interest in the transaction: $50,000
  Material Terms: The company entered into a loan agreement with Howard Conyack III, Founder, on December 23, 2024. The original note amount was $50,000 at an interest rate of 7% per annum. Payment is to be made in full on demand unless mutually agreed in writing by both parties. The balance of the loan on December 31, 2024, is $50,000.

Valuation

Pre-Money Valuation: $20,020,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  13.7%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Operations
  18.31%
  Operations are critical to ensuring the seamless functionality and scalability of the JoyJam platform. The allocated $22,700 of the minimum investment goal of $124,000 will primarily cover essential server costs to host and maintain the platform, ensuring reliable access for artists and fans. Additionally, it will fund necessary software and tools to support platform operations, including content management, data analytics, and user interaction features.

- Legal & Music Licensing
  40.32%
  We are allocating $50,000 to legal and music licensing to ensure compliance with industry regulations and secure the rights needed to support artists and their music on JoyJam. A significant portion of this budget will be used to obtain licenses from major performing rights organizations (PROs), such as ASCAP, BMI, and SESAC, enabling us to host and promote copyrighted music while fairly compensating creators. This investment will also cover legal expenses related to platform operations.

- Marketing
  20.17%
  We are allocating $25,000 to Marketing initiatives designed to build awareness and attract users to JoyJam. This budget will cover the creation of engaging content and strategic planning to effectively communicate our vision. It will also fund paid advertisements on social media, targeted PR campaigns to generate buzz, and influencer partnerships to connect with music enthusiasts and creators.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Marketing
  30.0%
  Marketing initiatives designed to build awareness and attract users to JoyJam. This budget will cover the creation of engaging content and strategic planning to effectively communicate our vision. It will also fund paid advertisements on social media, targeted PR campaigns to generate buzz, and influencer partnerships to connect with music enthusiasts and creators.

- Company Employment
  37.0%
  Employee wages & benefits, Office space including rent and equipment, Travel & Entertainment, Meals

- Legal & Music Licensinfg
  20.0%
  Legal and music licensing to ensure compliance with industry regulations and secure the rights needed to support artists and their music on JoyJam. A significant portion of this budget will be used to obtain licenses from major performing rights organizations (PROs), such as ASCAP, BMI, and SESAC, enabling us to host and promote copyrighted music while fairly compensating creators. This investment will also cover legal expenses related to platform operations.

- Working Capital
  4.5%
  General working capital for cash flow needs

- Crowdfunding Marketing
  1.0%
  Creative content costs, paid advertisement on social media, PR campaigns, and influencer partnerships

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.joyjam.com (https://www.joyjam.com/about).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/joyjam

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR JoyJam, Inc.

[See attached]



JoyJam, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through December 31, 2024

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT   3

STATEMENT OF FINANCIAL POSITION   4

STATEMENT OF OPERATIONS   5

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY   6

STATEMENT OF CASH FLOWS   7

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS   8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES   8

NOTE 3 – RELATED PARTY TRANSACTIONS   10

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS   11

NOTE 5 – LIABILITIES AND DEBT   11

NOTE 6 – EQUITY   11

NOTE 7 – SUBSEQUENT EVENTS   12



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: JoyJam, Inc. Management

We have reviewed the accompanying financial statements of JoyJam, Inc (the Company) which comprise the statement of financial position as of inception through December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 23, 2025

JOYJAM INC
STATEMENT OF FINANCIAL POSITION

	Inception through December 31, 2024
ASSETS	
Current Assets:	
Cash & Cash Equivalents	124,225
Prepaid Expenses	6,672
Total Current Assets	130,897
Non-Current Assets:	
Fixed Assets	2,447
Intangible Assets	103,197
Total Non-Current Assets	105,644
TOTAL ASSETS	236,541
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	36,881
Notes Payable - Related Party	100,000
Total Current Liabilities	136,881
Non-Current Liabilities:	
Total Non-Current Liabilities	-
TOTAL LIABILITIES	136,881
EQUITY	
Class A Common Stock	1,001
Class B Common Stock	-
APIC	210,948
Accumulated Deficit	(112,289)
TOTAL EQUITY	99,660
TOTAL LIABILITIES AND EQUITY	236,541

See Accompanying Notes to these Unaudited Financial Statements

JOYJAM INC
STATEMENT OF OPERATIONS

	Inception through December 31, 2024
Revenues	
Revenue	1,928
Cost of Goods Sold	708
Gross Profit	1,220
Operating Expenses	
Advertising & Marketing Expenses	37,992
General & Administrative Expenses	17,812
Legal & Professional Expenses	57,706
Total Operating Expenses	**113,509**
Total Loss from Operations	**(112,289)**
Other Income (Expense)	
Total Other Income/Expense	-
Net Income (Loss)	**(112,289)**

See Accompanying Notes to these Unaudited Financial Statements

JOYJAM INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock - Class A		Common Stock - Class B		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount	# of Shares	$ Amount			
Beginning balance at Inception	-	-	-	-	-	-	-
Issuance of Common Stock	10,010,000	1,001	-	-	-	-	1,001
Additional Paid in Capital	-	-	-	-	210,948	-	210,948
Net income (loss)	-	-	-	-	-	(112,289)	(112,289)
Ending balance at 12/31/24	10,010,000	1,001	-	-	210,948	(112,289)	99,660

See Accompanying Notes to these Unaudited Financial Statements

JOYJAM INC
STATEMENT OF CASH FLOWS

	Inception through December 31, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(112,289)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Expenses	(6,672)
Accounts Payable	36,881
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	30,209
Net Cash provided by (used in) Operating Activities	(82,080)
INVESTING ACTIVITIES	
Fixed Assets	(2,447)
Intangible Assets	(103,197)
Net Cash provided by (used in) Investing Activities	(105,644)
FINANCING ACTIVITIES	
Notes Payable - Related Party	100,000
Class A Common Stock	1,001
Class B Common Stock	-
APIC	210,948
Net Cash provided by (used in) Financing Activities	311,949
Cash at the beginning of period	-
Net Cash increase (decrease) for period	124,225
Cash at end of period	124,225

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

JoyJam, Inc ("the Company"), was incorporated in Delaware on May 7, 2024. The Company is an innovative music media company that blends social media with in-person events to empower music creators and enrich the fan experience. It offers a seamless ecosystem for entertainment and engagement, bridging both in-app and in-person experiences.

Serving as the essential connection between music creators and their fans, the Company empowers both sides to engage, discover, and thrive in the ever-evolving music landscape. The platform provides creators with the tools, opportunities, and visibility they need to succeed while delivering an unparalleled experience for fans to connect with the music and creators they love.

By fostering innovation, discovery, and authentic connections, the Company is redefining the creator-fan relationship and fueling the future of music. Revenue will be generated through creator subscriptions to the social media app, event ticket sales, sponsorships, advertising, and merchandise sales.

The Company's customers will be located in the countries where the platform is launched. The Company's headquarters is in Fayetteville, Georgia.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $124,225 in cash as of December 31, 2024 .

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

<u>Artist Monthly Membership Subscription:</u>
The Company plans to generate revenues by selling a membership subscription to music creators seeking a platform to develop a fan-centric community. Membership fees will be charged at the time of creation of the user

account. Payments will be obtained from the customer through the Apple or Google app store, and payment from Apple and Google will be received between 45-75 days after purchasing a subscription through Apple. Payments for subscriptions purchased through Google will be received the following month. The Company's primary performance obligation is to provide a focused, natural and interactive platform for music creators and their fanbases.

Event Ticket Sales and Sponsorships

The Company plans to generate revenue through event ticket sales and sponsorships. It will provide the venue and infrastructure for the creator to perform live in-person. Payment for ticket sales will be received either before or at the time of the event. Sponsorship payment will be received prior to events.

Advertising Sales

The Company plans to generate revenues through advertising campaigns, which will provide various brands with an opportunity to reach potential customers in the app's user base and the audience at live in-person events. As such, the Company will sell advertising space on the mobile app and at these events. Advertising at live events will be prepaid, while advertising on the mobile app may be prepaid or paid based on a certain metric of clicks and traffic views.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses bank fees, travel, membership and subscriptions, domain and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The company entered into a loan agreement with Howard Conyack Jr, CEO, on December 23, 2024, for $50,000. See Note 5.

The company entered into a loan agreement with Howard Conyack III, Founder, on December 23, 2024, for $50,000. See Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Note payable - Related Party

The company entered into a loan agreement with Howard Conyack Jr, CEO, on December 23, 2024. The original note amount was $50,000 at an interest rate of 7% per annum. Payment is to be made in full on demand unless mutually agreed in writing by both parties. The balance of the loan on December 31, 2024, is $50,000.00. See Note 3.

The company entered into a loan agreement with Howard Conyack III, Founder, on December 23, 2024. The original note amount was $50,000 at an interest rate of 7% per annum. Payment is to be made in full on demand unless mutually agreed in writing by both parties. The balance of the loan on December 31, 2024, is $50,000.00. See Note 3.

NOTE 6 – EQUITY

The Company has authorized 25,000,000 of common shares of which 20,000,000 are Class A voting shares and 5,000,000 of Class B nonvoting shares.

Each class has a par value of $0.0001 per share. 10,010,000 Class A voting shares were issued and outstanding as of December 31, 2024. There were no Class B nonvoting shares issued and outstanding as of December 31, 2024.

Voting: Class A common stockholders are entitled to one vote per share while Class B common stock holders are not entitled to vote in any capacity.

Dividends: The holders of both classes of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 10,000,000 of preferred shares with a par value of $0.0001 per share. No shares were issued and outstanding as of 2024.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of Preferred Stock entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2024, no dividends had been declared.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 23, 2025 the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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JOYJAM: A MUSIC MEDIA COMPANY

JoyJam is an innovative music media company that merges a music-centric social platform with live events to empower music creators and deepen fan connections.
This social + live model supports music creators at every stage of their career—offering greater visibility, direct-to-fan monetization, and authentic community-driven engagement. Fans can actively support, discover, and influence the music they love through immersive digital and in-person experiences. JoyJam aims to reshape the music landscape by providing music creators with powerful tools to connect with fans and grow their careers. Existing platforms are plagued by visibility issues, algorithmic bias, and the exponential rise of AI-generated music, which dilutes authenticity and sidelines human creativity. Over two-thirds of music creators struggle with discoverability, engagement, and financial challenges.

With a growing independent music market, JoyJam is positioned to capitalize on the multi-billion-dollar independent music market through diverse revenue streams, including membership subscriptions, events, and sponsorships. JoyJam is shaping the future of music creator empowerment and fan-driven music experiences.

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JOYJAM
A Music Media Company
Music Creators Deserve Better.
Fans Deserve More.

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

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$2.00 Per Share

MIN INVEST	VALUATION
$200	$20.02M

REASONS TO INVEST

A Proven Visionary Team: JoyJam's leadership includes experienced entrepreneurs with a history of successful business ventures and exits, as well as deep expertise in scaling innovative business models. Their prior startup was recognized as an industry leader and received multiple awards for innovation and success.

A Booming Addressable Market: Industry reports project that the creator economy, independent artist market, and live events sector could exceed $1.89T by 2032. Furthermore, it's projected there will be over 198M independent artists by 2030, JoyJam is uniquely positioned to capitalize on these opportunities.

Scalable Revenue Model: Diverse streams include subscriptions, live events, advertising, and sponsorships, ensuring sustainable and scalable growth.

Past success does not guarantee future performance.

TEAM



Howard H Conyack Jr • Chairman of the Board, CEO, Principal Accounting Officer

A seasoned business leader with a history of successful exits, Howard brings extensive expertise in operations, business development, product innovation, and strategy. As the founder of LoanLogics, he scaled the company to $70M in revenue and led it to a successful exit. Howard also spearheaded the innovation behind the Costco Finance platform and earned numerous industry awards for his ability to drive growth and innovation.

Read Less





Howard H Conyack III • Board Member, President

An artist and producer with firsthand experience in the independent music industry, Howie brings an insider's understanding of the unique challenges faced by artists. His



passion for empowering creators has shaped JoyJam's commitment to providing tools and opportunities that allow independent artists to thrive.

Read Less



Allen Pollack • Board Member, Chief Technology Officer

An accomplished tech executive with deep expertise in SaaS and product development, Allen has co-founded and scaled platforms to successful exits. He played pivotal roles at LoanLogics and OpenClose, showcasing his ability to develop and deliver cutting- edge technology solutions that drive business success.

Read Less

THE PITCH

Why JoyJam is Needed

We believe existing platforms like TikTok, Instagram, Apple Music, and Spotify aren't built to serve the unique needs of music creators and fans. Social platforms prioritize viral trends and mass engagement, while streaming services focus on passive listening and major-label artists. This leaves 95% of music creators—who operate outside the major-label system—without the dedicated tools needed for sustainable growth, visibility, and direct monetization. JoyJam fills this gap by combining a music-centric social experience with live events, empowering creators to engage, grow, and thrive.


JOYJAM
The Unseen Opportunity
5% Major labels, 95% Independent Artists
Independent music creators, who now comprise 95% of the market, no longer rely on traditional record deals to build their careers.

JoyJam is designed specifically for music creators and fans—prioritizing authentic connections and expanding music creator monetization options beyond streams, including subscriptions, pay-per-view content, contest prizes, ticketed events, and sponsorships.

For fans, JoyJam enhances discovery without reliance on impersonal algorithms, enabling them to explore music organically. By combining music-centric social engagement, live experiences, and creator-driven monetization, JoyJam offers a powerful alternative—one designed specifically for the music creators shaping the future of music and the fans who support them.

THE PROBLEM & OUR SOLUTION

Problem


JOYJAM
Unfair vs Empowered
No Algorithms. No Bias.
Prioritizing fairness and transparency, we give every creator an equal chance to shine, valuing creativity and engagement over popularity, while fans enjoy a tailored & engaging entertainment experience.

Independent Music Creators Challenges:

- **Visibility Issues**: Algorithms prioritize popularity over talent, causing music creators to stay undiscovered.
- **Disconnected Fans**: Current platforms are limited in their ability to foster engagement and are cluttered with non-music content, weakening fan connections.
- **Monetization Barriers**: Limited tools and opportunities to sustainable income, hindered by revenue sharing and follower-based platform constraints.
- **Collaboration Hurdles**: Existing platforms lack features for music creators to easily connect, collaborate, and share creative projects, hindering their ability to grow and innovate together.
- **AI Challenges**: The rise of AI-generated music is diluting authenticity and sidelining human creativity.

Fan Challenges:

- **Limited Access To New Music Creators:** Fans often struggle to discover fresh or emerging talent as platforms prioritize mainstream artists. This limits diversity and the excitement of finding hidden gems.
- **Lack of Authentic Connection:** Many platforms make fan-artist interactions feel generic or one-sided, leaving fans craving meaningful engagement and a deeper sense of connection.
- **Generic Experiences:** Fans are often treated as a uniform group, missing out on personalized content, tailored recommendations, or unique perks that match their preferences and loyalty.

With a projected 198M creators by 2030, there is a growing demand for a fair, music-centric platform.

Solution


JOYJAM
Feature Rich Platform
Cuts, stories, lives, teasers, and events allow sharing music and moments, while direct messages, group chats, and communities help connect artists and fans.
Cuts
Short form videos
Stories
Quick moments
Lives
Live streaming
Teasers
Audio sneak peeks
Events
In-person

The Music App

JoyJam's music app is a music-centric platform prioritizing the unique needs of music creators and fans.

Music Creators Benefits:

- Tools to grow visibility and build ideal fanbases.
- Immediate monetization options: subscriptions, pay-per-view content, tipping, contest prizes, ticketed events, and sponsorships.
- Fan engagement through live streams, exclusive content, and communication tools.

Fan Benefits:

- Personalized navigation for exploring new and undiscovered talent.
- Access to exclusive content, song teasers, and updates from favorite creators.
- Support creators directly and participate in shaping their journey.


JOYJAM
Monetization
Creators can earn directly from their content through subscriptions, pay-per-view, tipping, contests prizes, and brand sponsorships.
Subscription
Pay-Per-View
Tipping
Contests
Sponsorships

Live Events

JoyJam-organized events offer unique opportunities to connect, celebrate music, and build relationships.

Music Creators Benefits:

- Perform live in local venues, connecting directly with their communities.
- Grow their fanbases through intimate, real-life experiences.
- Earn additional revenue from ticket sales and merchandise.

Fan Benefits:

- Experience live music in their communities, fostering deeper connections with creators.
- Participate in intimate, engaging events that go beyond passive listening.
- Discover new talent and support favorite creators in a tangible, meaningful way.

THE MARKET & OUR TRACTION

Addressable Market Opportunity


JOYJAM
The Future is Bright
Join a movement positioned to capture the $1.89T independent artist, creator economy, and live event markets.
12.09%
CAGR
$850B
COMBINED
2025
$1.89T
COMBINED
2032
$112B
INDEPENDENT ARTIST
2025
$127B
CREATOR ECONOMY
2025
$652B
GLOBAL LIVE EVENTS
2025

**Market size and growth projections are based on third-party research and are subject to change.*

- JoyJam operates at the intersection of three booming industries that collectively represent a $1.89T opportunity by 2032.

  Independent Music Market: $112B in 2025, growing to $161B by 2030.
  Creator Economy: $127B in 2023, projected to $528B by 2030.
  Live Events: $652B in 2022, expected to reach $1.2T by 2032.

- Independent music creators make up 95% of the music industry.
- Projections show growth to 198 million independent creators by 2030.

Traction

- Over $300K invested by founders.
- Successful alpha phase validated the concept with strong demand from creators and fans.
- Currently in beta phase 1, designed to refine the platform based on user feedback.
- Roadmap shaped by valuable feedback, ensuring a user-driven evolution.

REVENUE MODEL

JoyJam generates revenue through:

- **Subscriptions:** Monthly memberships for creators and fans.
- **Live Events:** Ticket sales from live in-person performances.
- **Advertising & Sponsorships:** Partnerships with brands seeking access to music fans.

This diverse and scalable model positions JoyJam for sustainable growth while driving value for creators, fans, and investors.

WHY INVEST


JOYJAM
INVEST NOW
Act now to shape the next generation of the Creator-Fan Experience.
1
Empowering Independent Artists
Join a mission to uplift the independent music industry.
2
Scalable Growth Opportunities
Your Investment helps scales app development, marketing, and live events.
3
Experienced Leadership Team
Supported by experienced leaders with history of impactful ventures.

JoyJam is more than just an app—it's a game-changing music media platform transforming how music creators connect with fans and build sustainable careers. Unlike mainstream platforms that prioritize algorithms and passive consumption, JoyJam champions fan-driven discovery, direct-to-fan monetization, and real human connection.

With 95% of music creators operating outside the major-label system, they remain underserved by traditional social and streaming platforms. The independent creator economy is growing, yet artists lack the tools to engage fans meaningfully and generate income beyond streams. JoyJam fills this gap with a first-of-its-kind social + live events model, giving music creators control over their visibility, engagement, and revenue streams.

The market is projected to grow to over 198 million music creators by 2030—and fans are demanding deeper, more interactive music experiences. JoyJam is positioned at the intersection of social media, music monetization, and live entertainment, unlocking multiple revenue streams including subscriptions, events, sponsorships, and fan-driven transactions.

This is the future of music engagement—a platform where creativity thrives, fans actively participate, and music creators take control of their success. Now is your opportunity to invest in a category-defining company that puts music creators first, fans at the center, and the future of music back where it belongs —in the hands of its creators.

ABOUT

HEADQUARTERS

320 W. Lanier Ave, Suite 200
Fayetteville, GA 30214

WEBSITE

View Site ⧉

JoyJam is an innovative music media company that merges a music-centric social platform with live events to empower music creators and deepen fan connections.
This social + live model supports music creators at every stage of their career—offering greater visibility, direct-to-fan monetization, and authentic community-driven engagement. Fans can actively support, discover, and influence the music they love through immersive digital and in-person experiences. JoyJam aims to reshape the music landscape by providing music creators with powerful tools to connect with fans and grow their careers. Existing platforms are plagued by visibility issues, algorithmic bias, and the exponential rise of AI-generated music, which dilutes authenticity and sidelines human creativity. Over two-thirds of music creators struggle with discoverability, engagement, and financial challenges.

With a growing independent music market, JoyJam is positioned to capitalize on the multi-billion-dollar independent music market through diverse revenue streams, including membership subscriptions, events, and sponsorships. JoyJam is shaping the future of music creator empowerment and fan-driven music experiences.

TERMS

JoyJam

Overview

PRICE PER SHARE

$2

VALUATION

$20.02M

DEADLINE ⓘ

May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ

$124K - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$200

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
62,000

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	^

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$130,897	$0
Cash & Cash Equivalents	$124,225	$0
Accounts Receivable	$0	$0
Short-Term Debt	$136,881	$0
Long-Term Debt	$0	$0

Revenue & Sales	$1,928	$0
Costs of Goods Sold	$708	$0
Taxes Paid	$0	$0
Net Income	-$112,289	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 3 weeks and receive 5% bonus shares

Early Bird 2: Invest $10,000+ within the first 3 weeks and receive 10% bonus shares

Early Bird 3: Invest $50,000+ within the first 3 weeks and receive 15% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 4% bonus shares

Tier 2: Invest $10,000+ and receive 8% bonus shares

Tier 3: Invest $50,000+ and receive 12% bonus shares

The 10% StartEngine Venture Club Bonus

JoyJam, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $2.00 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus in addition to the aforementioned bonus.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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HOW INVESTING WORKS

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How much can I invest?

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?



Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CSC
www.cscglobal.com

CSC- Wilmington

251 Little Falls Drive
Wilmington, DE 19808
800-927-9800
302-636-5454 (Fax)

Matter#	165910.010400	Order#	1717972-1
Project Id :		Order Date	12/05/2024

Entity Name:	JOYJAM, INC.
Jurisdiction:	DE - Secretary Of State, Division Of Corporations
Request for:	Amendment/Restated
File#:	3616810
File Date:	12/05/2024
Result:	Filed

Ordered by JENNIFER LANGAN at GREENBERG TRAURIG, LLP

Thank you for using CSC. For real-time 24 hour access to the status of any order placed with CSC, access our website at www.cscglobal.com.

If you have any questions concerning this order or CSCGlobal, please feel free to contact us.

Kelley A. Cokefair
Kelley.Cokefair@cscglobal.com

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "JOYJAM, INC.", FILED IN
THIS OFFICE ON THE FIFTH DAY OF DECEMBER, A.D. 2024, AT 1:48
O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

3616810 8100
SR# 20244400948

Authentication: 205056958
Date: 12-06-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:48 PM 12/05/2024
FILED 01:48 PM 12/05/2024
SR 20244400948 - File Number 3616810

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF JOYJAM, INC.

December 5, 2024

JoyJam, Inc., a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is "JoyJam, Inc.". The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 7, 2024 (the "Original Certificate").

2. This Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate"), which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").

3. This Amended and Restated Certificate of Incorporation shall become effective on the date of filing with the Secretary of State of Delaware.

4. The text of the Original Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I NAME

The name of the corporation is JoyJam, Inc. (the "Corporation").

ARTICLE II PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL. In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges that are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation, including, but not limited to, effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Corporation and one or more businesses (a "Business Combination").

ARTICLE III REGISTERED AGENT

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808, New Castle County, and the name of the Corporation's registered agent at such address is Corporation Service Company.

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ARTICLE IV
CAPITALIZATION

<u>Authorized Capital Stock.</u>

The total number of shares of all classes of capital stock, each with a par value of $.0001 per share, which the Corporation is authorized to issue is 35,000,000 shares, consisting of (a) 25,000,000 shares of common stock (the "<u>Common Stock</u>"), including (i) 20,000,000 shares of Class A Voting common stock (the "<u>Class A Voting Common Stock</u>"), each with a par value of $.0001, and (ii) 5,000,000 shares of Class B Non-voting common stock (the "<u>Class B Non-voting Common Stock</u>"), each with a par value of $.0001, and (b) 10,000,000 shares of preferred stock (the "<u>Preferred Stock</u>"), each with a par value of $.0001.

<u>Preferred Stock</u>

. The Board of Directors of the Corporation (the "<u>Board</u>") is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a "<u>Preferred Stock Designation</u>") filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

<u>Common Stock</u>

.

<u>Voting</u>

.

(i)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Class A Voting Common Stock shall exclusively possess all voting power with respect to the Corporation.

(ii)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), the holders of shares of Class A Voting Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of the Class A Voting Common Stock are entitled to vote.

(iii)   Except as otherwise required by law or this Amended and Restated Certificate (including any Preferred Stock Designation), at any annual or special meeting of the stockholders of the Corporation, holders of the Class A Voting Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

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Dividends

. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Liquidation, Dissolution or Winding Up of the Corporation

. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock and the provisions of Article IX hereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Voting Common Stock (on an as converted basis with respect to the Class B Non-voting Common Stock) held by them.

Rights and Options

. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

ARTICLE V
BOARD OF DIRECTORS

Board Powers

. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Amended and Restated Certificate or the Bylaws of the Corporation ("Bylaws"), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Amended and Restated Certificate, and any Bylaws adopted by the stockholders of the Corporation; provided, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Number, Election and Term

.

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(a)   The number of directors of the Corporation shall be fixed from time to time exclusively by the Board in the manner provided in the Bylaws.

(b)   Subject to Section 5.5 hereof, commencing at the first annual meeting of the stockholders, and at each annual meeting of the stockholders thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second annual meeting of the stockholders after their election.

(c)   Subject to Section 5.5 hereof, a director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor has been elected and qualified, subject, however, to such director's earlier death, resignation, retirement, disqualification or removal.

(d)   Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot.

Newly Created Directorships and Vacancies

. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the director to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director's earlier death, resignation, retirement, disqualification or removal.

Removal

. Subject to Section 5.5 hereof and except as otherwise required by this Amended and Restated Certificate (including Section 4.3(a)(iii) hereof), any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Preferred Stock—Directors

. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Amended and Restated Certificate (including any Preferred Stock Designation).

ARTICLE VI
BYLAWS

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In furtherance and not in limitation of the powers conferred upon it by law, the Board shall have the power and is expressly authorized to adopt, amend, alter or repeal the Bylaws. The affirmative vote of a majority of the Board shall be required to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders of the Corporation; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate (including any Preferred Stock Designation), the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, amend, alter or repeal the Bylaws; and provided further, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE VII
SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Special Meetings

. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, Chief Executive Officer of the Corporation, or the Board pursuant to a resolution adopted by a majority of the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by another person or persons.

Advance Notice

. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Action by Written Consent

. Except as may be otherwise provided for or fixed pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation) relating to the rights of the holders of any outstanding series of Preferred Stock, subsequent to the consummation of the Offering, any action required or permitted to be taken by the stockholders of the Corporation must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the Class B Non-voting Common Stock with respect to which action may be taken by written consent.

ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION

Limitation of Director Liability

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. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Indemnification and Advancement of Expenses

(a)   To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b)   The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

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(c) Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d) This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

(e) To the extent an indemnitee has rights to indemnification, advancement of expenses and/or insurance provided by a third party, (i) the Corporation shall be the indemnitor of first resort (i.e., that its obligations to an indemnitee are primary and any obligation of such third party to advance expenses or to provide indemnification for the same expenses or liabilities incurred by an indemnitee are secondary), (ii) the Corporation shall be required to advance the full amount of expenses incurred by an indemnitee and shall be liable for the full amount of all claims, liabilities, damages, losses, costs and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) to the extent legally permitted and as required by the terms of this Amended and Restated Certificate of Incorporation, the Bylaws and the agreements to which the Corporation is a party, without regard to any rights an indemnitee may have against such third party and (iii) the Corporation irrevocably waives, relinquishes and releases such third party from any and all claims against them for contribution, subrogation or any other recovery of any kind in respect thereof. No advancement or payment by such third party on behalf of an indemnitee with respect to any claim for which an indemnitee has sought indemnification from the Corporation shall affect the foregoing, and such third party shall have a right of contribution and be subrogated to the extent of such advancement or payment to all of the rights of recovery of an indemnitee against the Corporation.

ARTICLE IX

CORPORATE OPPORTUNITY

To the fullest extent allowed by law (including without limitation Section 122(17) of the DGCL), the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors, or any of their respective affiliates, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation, or any of their respective affiliates, will offer any such corporate opportunity of which he or she may become aware to the Corporation, except, the doctrine of corporate opportunity shall apply with respect to any of the directors or officers of the Corporation only

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with respect to a corporate opportunity that was offered to such person solely and exclusively in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue, and to the extent the director or officer is permitted to refer that opportunity to the Corporation without violating any legal obligation.

ARTICLE X
AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate (including any Preferred Stock Designation), and other provisions authorized by the laws of the State of Delaware at the time in force that may be added or inserted, in the manner now or hereafter prescribed by this Amended and Restated Certificate and the DGCL; and, except as set forth in Article VIII, all rights, preferences and privileges of whatever nature herein conferred upon stockholders, directors or any other persons by and pursuant to this Amended and Restated Certificate in its present form or as hereafter amended are granted subject to the right reserved in this Article XII; provided, however, that Article IX of this Amended and Restated Certificate may be amended only as provided therein.

ARTICLE XI
EXCLUSIVE FORUM FOR CERTAIN LAWSUITS

Forum

. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Amended and Restated Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery (C) for which the Court of Chancery does not have subject matter jurisdiction or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the provisions of this Section 11.1 will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing

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or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.1.

Consent to Jurisdiction

. If any action the subject matter of which is within the scope of Section 13.1 immediately above is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 13.1 immediately above (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

ARTICLE XII
SEVERABILITY

If any provision or provisions (or any part thereof) of this Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby, and (ii) the provisions of this Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their faith service or for the benefit of the Corporation to the fullest extent permitted by law.

[Signature page follows]

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IN WITNESS WHEREOF, Joyjam, Inc. has caused this Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

JOYJAM, INC.

By: ______________________

Name: Howard Conyack

Title: President

[Signature Page to Amended and Restated Certificate of Incorporation]